UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018

Commission File Number: 001-38264

Four Seasons Education (Cayman) Inc.

5th Floor, Building C Jin’an 610, No. 610 Hengfeng Road, Jing’an District, Shanghai

PRC 200070

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F☑	Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release: Four Seasons Education Reports Fourth Quarter and Fiscal Year 2018 Unaudited Financial Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Four Seasons Education (Cayman) Inc.

By:	/s/ Peiqing Tian
Name:	Peiqing Tian
Title:	Chairman and Chief Executive Officer

Date: May 16, 2018

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